

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 4720

January 12, 2010

Ralph Walther
Vice President and Chief Financial Officer
Brooklyn Federal Bancorp, Inc.
81 Court Street
Brooklyn, NY 11201

> **Re: Brooklyn Federal Bancorp, Inc.**
> **Item 4.01 Form 8-K/A**
> **Filed on January 11, 2010**
> **File No. 000-51208**

Dear Mr. Walther:

We have completed our review of your Form 8-K and related filings and have no further comments at this time.

Sincerely,

Lindsay Bryan
Staff Accountant